        John H. Lively

                                                                                                                   The Law Offices of John H. Lively & Associates, Inc.

                                                                                                                   A member firm of The 1940 Act Law Group

                                                                                                                   11300 Tomahawk Creek Parkway, Suite 310

          Leawood, KS  66211

          Phone: 913.660.0778   Fax: 913.660.9157

          john.lively@1940actlawgroup.com

October 13, 2016

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Clark Fork Trust (the “Trust”) (File Nos. 811-22504 and 333-171178)

Dear Ms. DiAngelo Fettig:

On October 4, 2016, you provided comments to my colleague relating to an annual shareholder report filings for the Tarkio Fund, the sole series portfolio of the Trust, with the fiscal year ending May 31, 2016.

For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below the comment.  This letter is being submitted in a correspondence filing.

1.

Comment:

With regard to the Shareholder Letter (Management’s Discussion of Fund Performance (i.e., the “MDFP”)), please review the requirements of Form N-1A Item 27(b)(7) to ensure that future reports conform to these requirements.  More specifically, please make sure the disclosure discusses the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s adviser.

Response:

The Trust will consider the requirements of Form N-1A and make appropriate  adjustments to the MDPF for future annual reports.

2.

Comment:

With regard to the Expense Example on page 18, please adjust the lead-in paragraph to the Example to remove the reference to “redemption fees” or “transaction costs” as it appears the Fund does not charge such fees/costs.

Response:

The Trust will make this adjustment to future shareholder reports.

3.

Comment:

With regard to the Portfolio Illustration (pie chart), the report discloses that the Fund had 39% in the technology sector.  Further, in prior years (2015 and 2014) the percentage was 33% and 36%, respectively.  The prospectus discloses that from time to time the Fund may invest a significant portion of its assets in a limited number of industry sectors but will not concentrate.  Due to the significant investments in the technology sector, please consider whether it would be appropriate to enhance the prospectus disclosure with the risks of investing in the technology sector.

Response:

It is not a principal investment strategy of the Fund to focus its investments in any particular sector, although, as the disclosure indicates, the Fund may from time to time focus its investment in a limited number of industry sectors.  While the Trust will consider the appropriateness of its disclosures each time it updates it registration statement, as well as intermittently should significant changes occur to the Fund’s portfolio or operations occur, the Trust does not believe that the addition of enhanced disclosure is necessary at this time.

4.

Comment:

On the response to Item 4(e)(2) of the Form N-CSR, please revise the bolded heading from “Percentages of Services Approved by the Audit Committee” to “Percentages of Services for which the Pre-Approval Requirement is Waived.”

Response:

The Trust will make this adjustment to future shareholder reports.

*   *   *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively